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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                          WORLDBID CORPORATION
                          --------------------
          (Exact name of Company as specified in its charter)

NEVADA						88-0427619
------                                    ----------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)            Identification No.)


(Address of principal executive offices)  (Zip Code)

Registrant's telephone number,
including area code 	                  604-932-6874
                                          ------------
Securities to be registered pursuant to Section 12(b) of the Act:

	Title of each class		      Name of each exchange
      to be so registered                 on which each class is to
                                          be registered

	None						None

Securities to be registered pursuant to Section 12(g) of the Act:

                   100,000,000 Shares of Common Stock
                   ----------------------------------
                            (Title of class)

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                            TABLE OF CONTENTS


                                                                Page
COVER PAGE   	                                               1

TABLE OF CONTENTS                                                2

PART I                                                           3

	DESCRIPTION OF BUSINESS                                    3

	DESCRIPTION OF PROPERTY                                   25

	DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES   25

	REMUNERATION OF DIRECTORS AND OFFICERS                    27

	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
	     SECURITYHOLDERS                                      28

	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
	     TRANSACTIONS                                         29

	SECURITIES BEING REGISTERED                               30

PART II   	                                                    31

	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
	     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS          31

	LEGAL PROCEEDINGS                                         31

	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS             31

	RECENT SALES OF UNREGISTERED SECURITIES                   31

	INDEMNIFICATION OF DIRECTORS AND OFFICERS                 32

PART F/S                                                        34

	FINANCIAL STATEMENTS                                      34

PART III                                                        34

	INDEX TO EXHIBITS                                         34

SIGNATURES                                                      35


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PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

Item 6.  Description of Business

The Company is an electronic commerce company which owns and operates an on-line business-to-business world trade web site.
The Company's web site is located on the Internet at "www.worldbid.com" (the "Web Site"). The Web Site facilitates business transactions on the Internet by providing an organized and systematic tool for businesses to post notices of goods for sale and requests for tender of goods. The Company uses e-mail notifications in order to enable businesses to connect. The Company has focused on the international trade market in order to provide an economical means of enabling businesses from around the world to meet and transact business.

The Web Site solicits businesses who have products for sale or who are interested in procuring products for purchase. The Web Site enables businesses to submit postings on the web site in a systematic and organized manner. Businesses are connected using a system of automatic e-mail notifications whereby postings are transmitted to other businesses within specific categories of
interest.   Businesses are then able to contact other businesses
directly and negotiate transactions between themselves without the involvement of the Company.

CORPORATE ORGANIZATION

Incorporation

WorldBid Company (the "Company") was incorporated pursuant to the laws of the State of Nevada on August 10, 1998.

Subsidiaries

The Company does not have any subsidiaries.

ACQUISITION OF THE WORLDBID INTERNET BUSINESS

The Company acquired the "WorldBid.Com" Internet business  (the
"WorldBid Business") pursuant to an agreement dated February 2, 1999 between the Company, Databoat International Limited
("Databoat") and Scott Wurtele ("Wurtele"), the principal shareholder of Databoat (the "Acquisition Agreement").

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The Company issued to Databoat a total of 3,000,000 restricted shares of common stock of the Company (the "Databoat Shares") on closing of the Acquisition. The Company and Databoat have agreed that the Databoat Shares will be held in escrow for a period of four years on the terms and conditions of an escrow agreement entered into between the Company, Databoat and Cane & Company, the attorneys for the Company (the "Escrow Agreement").
The Databoat Shares will be released to Databoat over a period of four years in accordance with the escrow release schedule in the Escrow Agreement.

The Company has also entered into a consulting agreement with Wurtele and On Line Design Ltd. for the services of Wurtele and On Line Design Ltd. (the "Management Consulting Agreement") on closing of the Acquisition Agreement. On-Line Design is a private British Columbia company, all of the shares of which are owned by Wurtele. The terms and conditions of the Management Consulting Agreement are discussed below under the heading "Item 6. Business
- Employees."

A copy of each of the Acquisition Agreement, the Escrow Agreement and the Management Consulting Agreement are attached to this registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to each of the Acquisition Agreement, the Escrow Agreement and the Management Consulting Agreement is qualified in its entirety by reference to the complete texts of each agreement.

The Company issued the Databoat Shares to Databoat pursuant to the Acquisition Agreement in consideration of the transfer by Databoat to the Company of the assets, technology, property and rights comprising the WorldBid Business as it existed on closing on February 16, 1999. The Acquisition Agreement provides for circumstances in which the WorldBid Business may be transferred back to Databoat at the option of Databoat. These circumstances are: (i) the failure of the Company to advance to the WorldBid Business a total of $300,000 by February 16, 2000 in accordance with the schedule of advances incorporated into the Acquisition Agreement; (ii) the termination of the Management Consulting Agreement as a result of the failure of the Company to perform its obligations pursuant to the Management Consulting Agreement; and
(iii) the failure of the shares of the Company to be listed or quoted for trading on any public trading market within 18 months of the closing of the Acquisition Agreement. In the event that the WorldBid Business is transferred back to Databoat, the Databoat Shares would be returned to the Company and canceled.

The Company has advanced a total of $220,000 to the WorldBid
Business as of June 15, 1999 and anticipates having advanced in excess of $300,000 to the WorldBid Business by August, 1999.

The Company may also cause Databoat to return the Databoat Shares to the Company for cancellation in the event that the Company determines not to proceed with the development of the WorldBid
Business.   The WorldBid Business would be transferred back to
Databoat

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in the event that the Company exercises this option. The
Company intends to proceed with the development of the WorldBid
Business at this time.

DEVELOPMENT OF THE WORLDBID BUSINESS

The development of the Web Site was started by Databoat in September, 1998. While the Web Site was operational at the time of its acquisition by the Company, the Company determined that the functionality and presentation of the Web Site required upgrading prior to the Company being able to market and solicit advertisements for the Web Site.

The Company has proceeded with the development of the WorldBid
Business since completion of its acquisition from Databoat.   The
Company's development of the Web Site has included a complete restructuring of the Web Site which was comprised of the following elements:

A. Re-design of the graphics and presentation of the Web Site;

B. Expansion of the functionality of the Web Site to include additional features, including posting of goods offered for sale and expanded e-mail notifications capabilities;

C. Expansion and upgrading of the Company's computer hardware and programming in order to expand the functionality and capacity of the Web Site;

D. Addition of search capabilities in order that users can search for products by description or product codes;

E. Expansion of the number of categories within the Web Site from 20 to 420;

The Web Site is presently fully operational. The Company has reached a database of over 5,000 business parties who have completed postings on the Web Site. The Company completed over 1,000,000 e-mail trade notifications during June, 1999.

With the restructuring of the Web Site complete, the Company is now commencing the marketing of the advertising potential of the Web Site in order that the Company can start to earn revenues.

FUNCTION OF THE WORLDBID WEB SITE

The Web Site is used by businesses as follows:

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Buyers

Each business interested in purchasing a product is given the opportunity to place a "Request for Tender/ Procurement/ or Offer to Buy" on the Web Site. Each business user selects the applicable category for their area of interest and enters in a description of the products or services sought, together with the
contact and e-mail information.   Each request for tender
is automatically delivered by e-mail to each business that has entered the Web Site and entered its contact information with the request that they receive information regarding specific products or services. Each business can also enter its e-mail address in order to receive e-mail notifications from potential sellers in their category of interest.

Sellers

Each business which is interested in completing a sale is given the opportunity to post offers to sell on the Web Site. Each business user selects a category of their offer for sale and then enters in a description of the products or services to be sold, together with the business users' contact and e-mail information. Each offer to sell is automatically delivered by e-mail to each business that has entered the Web Site and entered its contact information with the request that they receive information regarding specific products or services which are offered to sale. Each business which is interested in completing a sale can also enter its e-mail address in order to receive e-mail notifications from potential purchasers in their category of interest.

Requests for E-Mail Notifications

The Web Site can also be used by businesses that do not wish to enter requests for tender or offers for sale. Business users may select a category of interest and view posted requests for tenders and offers to sell. Business users may enter their e-mail contact information in order to receive notifications of any request for tender or offer to sell within a category of interest.

Categories

The format of the Web Site allows for a broad variety of categories and sub-categories, thereby appealing to a wide variety of potential business users. Businesses can request additional categories and sub-categories at the Web Site by e-mailing the Company via the Web Site. The Company believes that this flexible format will enable the Company to attract a broad range of businesses who presently do not have any conventional means of requesting tenders or obtaining requests for their products or services. The global nature of the Internet and its ability to be accessed world-wide enables the Web Site to be used by businesses to access markets outside their geographic region. The Company's experience is that approximately 75% of the users of the Web Site who have posted requests for tender or offers for sale on the Web Site are from countries outside of the United States.

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Development Focus

The Company has developed the format of the Web Site in order to encourage use by businesses from around the world in the international trade community. The Company believes that the international focus of the Web Site offers a competitive advantage over competing trade sites which may limit their focus to specific geographic regions. The Company has also focused on enabling the Web Site to facilitate trade in goods which are often the subject of international trade, such as industrial goods and commodities.

No Auction or Transaction Completion Process

The Web Site does not conduct any auction or similar transaction completing process. The Web Site is a means for interested parties to make contacts and pursue negotiations between themselves. The Company is not involved in the negotiation of the price or any terms of any contract between potential purchasers and suppliers.

REVENUES

The Company's business plan is to use the Web Site to earn revenues from the following sources:

A. advertising placed on e-mails which are transmitted via the Web Site to businesses;

B. usage fees charged to businesses for posting requests for tender and offers for sale on the Web Site;

C. referral fees earned by the referral of users of the Web Site to web sites operated by other companies.

Advertising Revenues

The Company plans to sell advertising placed on e-mails which are transmitted via the Web Site to businesses. The Company has not entered into any advertising sales contracts or achieved any revenues from advertising to date.

Advertising on e-mails is a new and emerging means of advertising products and services using the Internet. The Company plans to use its business format and the e-mail notifications generated by use of the Web Site to sell advertising on e-mail notifications. The Company will target advertisers involved in the business of trade and international trade and advertising agencies with clients involved in the business of trade and international trade. The targeted marketing group will include companies such as over-night courier services, insurance agents

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and customs brokers as
potential advertisers on the Web Site. The Company anticipates advertising revenue would be based on a fee per number of e-mails delivered.

Advertising on e-mails is a new form of advertising that has yet to achieve broad based commercial acceptance. The Company anticipates having to incur significant market efforts in order to persuade advertisers of the benefits of advertising on e-mails. The Company is pursuing negotiations with advertising agencies as a means of concentrating its market efforts. Advertising agencies have multiple clients to whom they may present the Company's advertising format.

The Company has determined that independent verification of use of the Web Site and e-mail notifications is an essential element of the Company being able to market the advertising potential of the Web Site. Accordingly, the Company has retained an independent auditor to verify the e-mail notifications sent by the Company via the Web Site. Independent audit reports will be submitted to advertising agencies and potential advertisers as support for the Company's claimed e-mail notification rates.

Fee for Posting Requests for Tenders and Offers for Sale

The Company is considering charging fees for permitting businesses to make postings on the Web Site. The Company has not charged any fees to businesses using the Web Site to date in order to encourage usage of the Web Site and to expand the base of businesses using the Web Site and receiving e-mail notifications.

The Company is in the process of evaluating this revenue opportunity as usage of the Web Site increases. The Company plans to charge fees to businesses once the volume of usage on the Web
Site has increased to a level where businesses are prepared to pay a fee to post requests for tenders and to receive e-mail information.

Referral Arrangements

The Company also proposes to pursue arrangements with other companies whereby the Company may earn a commission or fee based on businesses referred to web sites operated by other companies. The Company presently does not have any revenue earning referral arrangements in place.

Future Revenue Streams

The Company will continually evaluate alternate revenue streams for the Web Site and the WorldBid Business. The Internet electronic commerce market is rapidly evolving and presenting businesses with new revenue opportunities. This rapid evolution can also result in existing revenue streams being reduced or eliminated due to technological change and competition.

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BUSINESS DEVELOPMENT STRATEGY AND PLAN OF OPERATIONS

The business objective of the Company is to establish the Web Site as the premier business-to-business Internet web site for world
trade.   The Company believes that the achievement of this
objective will result in increased usage of the Web Site by businesses and increased volumes of e-mail notifications being transmitted by the Company. The achievement of increased use of the Web Site and transmission of e-mail notifications are essential components of the Company being able to achieve revenues.

The Company's plan of operations for the next twelve months involves pursuing its business objectives using the following key business development and marketing strategies:

Develop Advertising Sales for the Web Site

The Company plans to develop relationships and arrangements with advertising agencies and advertisers who are prepared to advertise on e-mail notifications transmitted via the Web Site. The Company will attempt to enter into its first advertising contracts for the Web Site. The Company plans to use the independent audit report of usage of the Web Site and e-mail notification transmissions as a basis for commencing sales to advertisers directly and through advertising agencies.

Evaluate Implementation of Usage Fees for the Web Site

The Company will continue the evaluation of charging usage fees to
businesses using the Web Site.   The Company anticipates
commencing to charge usage fees to businesses once the Company has determined that usage of the Web Site has increased to a level where businesses are prepared to pay to place postings on the Web Site without a significant decrease in overall usage of the Web Site

Initiate Advertising and Promotional Campaigns for the Web Site

The Company will attempt to increase the visibility and brand recognition of the WorldBid Business through a variety of marketing and promotional techniques.

The Company intends to undertake an advertising program now that the restructuring of the Web Site has been completed. The advertising campaign may involve advertising on complementary Internet web sites and in complementary print media. The Company has yet to finalize any advertising campaign. There is no assurance that any advertising campaign undertaken by the Company will be successful in increasing usage of the Web Site.

The Company will pursue co-marketing arrangements with other web-sites on the Internet through cross-linking. The Company may post links to other web-sites in return for the other

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web-sites posting
the Company's links. The Company proposes to pursue cross-linking only where there is the potential of a mutually beneficial relationship with other web-sites.

The Company will also use consistent graphics and presentation to reinforce brand recognition with users.

The Company believes that broad based recognition of the Web Site is essential to the success of the WorldBid Business. The business of the Company and its financial performance will be harmed if the Company is not successful in building strong recognition of the Web Site.

Offer a Unique Internet World Trade Site

The Company has developed the format of the Web Site to be a unique Internet web site for business-to-business electronic commerce by using its system of e-mail notifications. The system of e-mail notifications differentiates the Web Site from other web sites which simply offer the ability to post offers for sale or
requests for tender.   The Company will pursue additional features
for the Web Site in order to increase the level of service to business to users and to further differentiate the Web Site from competing web sites.

Expand the Features of the Web Site

The Company will pursue additional features for the Web Site in order to enhance the functionality of the Web Site. Features to be added to the Web Site to expand its functionality may include:

A. Adding translation software to e-mail notifications in order that businesses can communicate in their first language;

B. Addition of additional categories of products and services;

C. Hypertext links to other complementary trade sites which would provide businesses with information which may be helpful in completing business transactions;

D. Filtering options for users conducting searches on the Web
Site;

E. Multi-lingual pages within the Web Site.

The Company recognizes that competition will demand that the design, operation, functionality, features and capacity of the Web Site be continually upgraded. The Company plans to evaluate upgrades to the design, operation, functionality and capacity of the Web Site on an ongoing basis.

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Promote Repeat Visits by Users

The Company has designed its Web Site with an attractive presentation and with functional and easy to use features with the objective of encouraging repeat usage of the Web Site. The
Company has recognized that potential users may not have strong computer skills or may not have English as their primary language. According, the Company will continue its focus on making the Web Site easy to use and intuitive. The Company believes that repeat usage will lead to a greater number of businesses entering postings on the Web Site and a greater number of e-mail notifications being transmitted through the Web Site.

Monitor Usage of the Web Site and Develop User Profiles

The Company believes that increased information regarding the businesses using the Web Site will assist the Company in marketing the Web Site and developing revenues and business transactions
which are completed via the Web Site.   At present, the Company
gathers minimal information regarding users of the Web Site. The Company is proposing to expand the capability of the Web Site to obtain personal and business profile information regarding businesses using the Web Site. This information will assist the Company in marketing the Web Site to advertisers who may be prepared to pay to advertise on the Web Site and on e-mail notifications. Information regarding the location, nature of business, wealth and other marketing criteria of users of the Web Sites will assist in developing user profiles which will assist in marketing the advertising potential of the Web Site.

The Company Expects Operating Losses

The Company incurred a loss of $40,086 for its first fiscal year ending April 30, 1999. The Company expects that the stated plan of operations will result in operating losses until such time as significant revenues are achieved. This expectation is based in part on the following:

A. The Company will incur substantial marketing expense in order to advertise and promote the Web Site and increase usage of the Web Site

B. The Company expects that increase usage of the Web Site will lead to increased operating expenses and require additional capital expenditures on new computer equipment, software and technology.

C. The Company expects operating expenses to continue to increase as the Company expends the functionality and technical capabilities of the Web Site.

D. The Company expects operating expenses to increase as the Company solicits potential advertisers and attempts to enter into agreements for advertising on the Web Site.

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E. The Company expects operating expenses to increase as the
Company undertakes to implement programs to monitor usage of the Web Site and develop customer profiles of Web Site users.

To the extent that increases in operating expenses are not matched by increased revenue, the Company's business, operating results and financial condition will be harmed.

The Company's plan of operations includes forward looking statements. Actual results of the Company and the Company's actual plan of operations may differ materially from the stated plan of operations. Factors which may cause the actual results of the Company or its actual plan of operations to vary include decisions of the board of directors not to pursue the stated plan of operations based on re-assessment by the board of directors of the plan which is in the best interests of the Company, changes in the Internet business or general economic conditions. The Company relies upon the protection afforded forward-looking statements provided by the United States Securities Act of 1933 and the Securities Exchange Act of 1934.

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EMPLOYEES

As of June 30, 1999, the Company had no employees, other than its Officers. The Company has eleven full-time equivalent contract personnel.

The Company's two officers are Mr. Logan Anderson, President, and Mr. Howard Thomson, Secretary and Treasurer. The Company is not party to any written agreement with either Mr. Logan Anderson or Mr. Howard Thomson. Each of Mr. Anderson and Mr. Thomson provides their services on a part-time basis as required for the business of the Company. The Company presently does not pay to Mr. Anderson any salary or consulting fee. The Company pays to Mr. Thomson a consulting fee of $500 per month in consideration of the services of Mr. Thomson. Payment of the consulting fee to Mr. Thomson commenced on April 1, 1999. The Company anticipates that the compensation payable to Mr. Anderson and Mr. Thomson will be increased upon establishment of the WorldBid Business and approval of remuneration by the board of directors of the Company.

The names and duties of the Company's full-time equivalent contract personnel are as follows:

Name of
Consultant        Duties
-------------     ------
Scott Wurtele	Management of the Operations of the Web Site
Aaron McNeal	Head Programmer; E-mail Notifications, Security
Jonathan Knopp	Programmer; Advertisement Management Software
Paul Wagorn		Programmer; Automation of Postings
Nick Sysek		Sales
Gordon Merkel	Marketing and Customer Relations
Ken Domries		Electronic Marketing
Wendy Wurtele	Administration; Accounting; Payroll; Web Site
                  Graphic Design
Daniel Wurtele	Web Site Design and Operation
Carolyn Buegger	Customer Service
Penny Domries	Postings Review

The Company has entered into written consulting agreements with each of the above contract personnel. With the exception of the consulting agreement for the services of Scott Wurtele, each consulting contract is terminable by the Company at the Company's option without penalty on not more than one month's notice.

The services of Scott Wurtele are provided to the Company pursuant to the Management Consulting Contract. The Management Consulting Contract was executed on completion of the Acquisition Agreement. The Company pays to On-Line Design a management consulting fee of $5,000 US per month in consideration for On-Line Design providing the consulting services of Wurtele. The consulting services include management and continued

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                                 -14-

development of the WorldBid
Business. The term of the Management Consulting Contract is for a period of one year expiring on February 16, 2000. The Management Consulting Contract may only be renewed by agreement between the Company, On-Line Design and Wurtele. On-Line Design is a private British Columbia company, all of the shares of which are owned by Wurtele.

The Company's future performance depends upon the continued contributions of members of senior management and other key personnel. The Company does not have long-term employment agreements with any of its key personnel and does not maintain key person life insurance. Competition for attracting and retaining personnel in the industry is intense, and the Company needs to succeed in the future. If one or more of its key personnel leaves and/or joins or forms a competitor, this could have a harmful effect on the Company's business.


TECHNOLOGY

The Company uses a combination of proprietary technology and commercially available licensed technology to operate the Web
Site.

Proprietary Technology

The Company is the owner of proprietary software developed by the Company which is incorporated into the Web-Site. This proprietary software includes search engine software, advertising management software and certain web site management tools. The Company continues the development of proprietary software to enhance and expand the capabilities of the Web-Site in circumstances where commercial third party software is not available. The Company believes that this continued development is essential to the commercial success of the WorldBid Business.

Operations

The Company owns the servers that host the Web-Site.  The
Company's servers are located in Vancouver, British Columbia on leased premises. The Company's system administrators manage, monitor and operate the Web Site via remote access.

The operation of the Company's servers which host the Web Site depends on operating system software, database software, and server software that has been developed, produced by and licensed from third parties. The Company licenses commercially available technology whenever possible instead of purchasing custom-made or
internally developed solutions.   The software licensed by the
Company is commercially available software and is not software developed specifically for the Company.

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Internet Gateway

The Company does not own a gateway onto the Internet, but instead relies on an Internet service provider to connect the Web Site to
the Internet.   The Company uses Internet service providers to
provide connectivity to the Internet, Internet traffic and data routing services and e-mail services. The Internet service provider provides the Company with a high speed Internet access line to the World Wide Web. The Company believes that these telecommunication and Internet service facilities will need to upgraded in the future as usage of the Web Site increases.


INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by employees and consultants as measures to establish and protect its proprietary rights.

The Company has applied for registration of the "WorldBid" trademark in the United States. The Company submitted an application to the United States Patent and Trademark Office on June 4, 1999 for a service mark "WORLDBID" for use in connection with the services provided by the Company. There can be no assurance that the Company will be able obtain a trademark for "WorldBid" or to secure significant protection for its service marks or trademarks.
If granted, the issuance of a trademark will not be definitive of the Company's right to use the trademark in conjunction with the Company's services. The Company's rights would be subject to (i) the Act of July 5, 1946 (U.S.C. 1051 et. Seq., as amended); (ii) state and common law rights which generally confer rights based, among other things, on having been the first person to use the trademark, the distinctiveness of the trademark and the potential confusion with other trademarks, whether registered or not.

The Company is the owner of the "www.worldbid.com" domain name.
It is possible that competitors of the Company or others will adopt Internet domain names or product or service names similar to "WorldBid", thereby impeding the Company's ability to establish recognition and usage of the Web Site and creating confusion amongst users and potential users of the Web Site.

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RESEARCH AND DEVELOPMENT EXPENDITURES

Since the acquisition of the WorldBid Business in February, 1999, the following amounts have spent by the Company on research and development activities:



                               February 16, 1999 to
                               April 30, 1999

Research and Development
Operating Expenditures:            $29,137

Development Expenditures
Capitalized as Assets:             $30,301
                                   -------
Total Research and
Development Expenditure            $59,438

Research and development activities have consisted on the development of the Web Site and programming and software development associated with the Web Site.


INDUSTRY BACKGROUND

Growth of the Internet and the World Wide Web (the "Web")

The Internet and the Web are experiencing dramatic growth in terms of the number of Web users. The growth in the number of Web users and the amount of time users spend on the Web is being driven by the increasing importance of the Internet as a communications medium and an information resource and a sales and distribution channel.

Growth of Online Electronic Commerce

The Internet is dramatically affecting the methods by which consumers and businesses are buying and selling goods and services. Electronic commerce offers the opportunity for businesses to establish new competitive standards by expanding distribution channels, integrating internal and external processes and offering a cost-effective method of providing products and services. The Internet provides online businesses with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing consumers and businesses with a broad selection, increased pricing power and unparalleled convenience. As a result, a growing number of parties are transacting business on the Web.

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The World Trade Market on the Internet

The Company has identified a need in the international business community for an Internet web site which can connect businesses involved in national and international trade at an economical cost. The traditional methods of information delivery and communications between businesses involved in international trade, including trade magazines, telephone and trade conferences, contain inherent inefficiencies, including:

A.	Trade publications and print media are costly and offer
limited circulation;

B.	Expansion of business beyond traditional boundaries is
expensive due to the high cost of marketing, travel and promotional expenses;

C.	Language barriers limit the ability of businesses to
communicate.

The Internet provides a medium for business throughout the world to communicate and start the process of entering into business transactions. The Company proceeded with the acquisition of the WorldBid Business with the objective of capitalizing on the demand for a world trade Internet web site.


COMPETITION

While the Company's objective is to develop a unique world trade Internet web site, the Company currently or potentially competes with a variety of other companies depending involved in facilitating business transactions via the Internet. These competitors include: (i) direct competing Internet web sites, including VerticalNet.Com, Inc., Compassnet.com and the United Nations Trade Web Site businesses; (ii) traditional business-to-business competitors that are attempting to expand their existing businesses to electronic commerce; and (iii) traditional business-to-business advertising and commerce competitors, including trade magazines and trade associations

The Company's business plan anticipates that revenue will be earned from advertising revenue. There is no assurance that potential advertising revenues will not decrease with the growth
in electronic commerce and competition from competitors.   The
presence of existing or future competition may impair the ability of the Company to charge user fees to businesses who place postings on the Web Site and receive e-mail notifications.

The Company anticipates that competition in the electronic commerce market will increase in the future as electronic commerce is characterized by low barriers to entry. Moreover, current and potential competitors may expand the capabilities of their web sites to compete directly with the Web Site. Accordingly, it is possible that new competitors or alliances among

<Page 18>
competitors may emerge and attract users and potential users from the Web Site. In addition, potential users may elect to sell their products directly without use of the Web Site.

Increased competition may result in the reduction in potential advertising and usage fees, the reduction of user of the Web Site and the inability of the Company to generate business acceptance of the Web Site. Each of these factors would likely result in increased operating costs and the inability to generate revenues, any one of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than the Company. As a result, such competitors may be able to attract potential users away from the Web-Site, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their web-sites than can the Company.

GOVERNMENT REGULATION

The Company's experience is that the Web Site is used by users from multiple state and international jurisdictions. While the Company does not directly participate in any transaction completed between businesses using the Web Site, the Company transmits e-mails to users across international and state boundaries. There is a risk that these e-mail transmittals may be the subject of government regulation in the future or that governments will interpret their laws as having jurisdiction over the Company and its business. Applicability of these laws may have the result that the Company being prohibited from transmitting e-mails to users in certain states or countries or that the Company may have to incur increased expense in order to transmit e-mails to users incertain states or countries.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase the Company's cost of doing business or otherwise have a harmful effect on the WorldBid Business.

The Company may have to qualify to do business in other jurisdictions. As the Company's Web Site is available over the Internet in multiple states and foreign countries, and as the users of the Web Site are resident in such states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign Company in each such state and foreign country. Failure to qualify as a foreign Company in a jurisdiction where required to do so could subject the Company to taxes and penalties.

<Page 19>

The Company is not aware of any environmental laws which are applicable to the operation of the WorldBid Business.

YEAR 2000 RISK

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company's assessment has included an assessment of computer hardware systems and web site operations systems. The Company has determined that its internal computer hardware systems and web site operations systems and operations are Year 2000 compliant. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has completed upgrading of all third party licensed software to ensure Year 2000 compliance. The Company has relied upon the written representations of each of the third parties from whom the Company licenses third party software that the upgraded software is Year 2000 compliant. While the Company has relied upon representations by third parties, the Company cannot give any assurance that all third party licensed software will be Year 2000 compliant.

The Company has investigated the Year 2000 compliance of all computer hardware purchased by the Company since commencement of operations. The Company has relied upon representations by hardware manufactures that all computer hardware purchased is Year 2000 compliant. While the Company has relied upon representations by manufacturers, the Company cannot give any assurance that all computer hardware will be Year 2000 compliant.

The Company has made inquires of its Internet service provider, NetNation Communications, Inc. ("NetNations"), as to the Year 2000 compliance of the Internet service provider's systems and operations. NetNations has given oral representations to the Company that the its systems and operations are Year 2000 compliant. The Company has requested written confirmation of NetNations Year 2000 compliance representations as part of its Year 2000

<Page 20>
compliance plan. However, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Internet service provider's systems and operations or experienced by the Internet service provider as a result of third party problems.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the inability of the Web Site to function due to the inability of the computer hardware systems and web site operations systems to function properly and disruptions to telecommunications services experienced by Internet service providers and their users throughout the world. Under this worst case scenario, the Company would not be able to continue operations and the Web Site would be inoperable until such time as the Company had replaced or
upgraded computer hardware or software components.   If the Year
2000 problem affects the Company's Internet service provider, the Web Site would remain in operable until the Internet service provider re-commenced operations or until a replacement Internet service provider had been found. In a worst case scenario, the Year 2000 problem will result in increased expense to the Company and decreased revenues being earned from the Web Site or the delay the realization of revenues from the Web Site.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $10,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan.
The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has purchased computer hardware and software on the basis of representations by manufacturers as to Year 2000 compliance.

Contingency Planning

The Company is developing a contingency plan to address situations that may result if the Company is affected by Year 2000 problems. Contingency plans include back-up of all computer databases. The Company is unable to make contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system-wide slowdown or breakdown. The Company's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm the Company's business.

<Page 21>

RISK FACTORS

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks which the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed:

The Company's Short Operating History makes its business difficult to evaluate

The Company acquired the Worldbid Business in February, 1999 and the Web Site began operations on the Internet in October, 1998. Accordingly, the Company has a limited operating history upon which to base an evaluation of our business and prospects. Accordingly, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. To address these risks, the Company must successfully implement its business plan and marketing strategies. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

The Company has no revenues

The Company's business and marketing strategy contemplates that the Company will earn a substantial portion of its revenues from advertising. There is no assurance that the Company will be able to generate revenues from advertising or that the revenues generated will exceed the operating costs of the WorldBid
Business.   Advertisers may not accept advertising on e-mails as
an acceptable form of advertising. Rates for advertising on e-mails may decrease as the growth of the Internet and electronic commerce brings increased competition. Businesses may not be prepared to pay a fee in order to post requests for tenders or offers for sales on the Web Site or to receive e-mails of requests for tenders.

Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:


A. ability to increase usage of  the Web Site;

B. ability to generate revenue through the Web Site;

C. the timing, cost and availability of advertising on web sites comparable to the Company's and over other media;

D. the amount and timing of costs relating to expansion of the Company's operations;

<Page 22>

E. the announcement or introduction of competing web sites and products of competitors; and

F. general economic conditions and economic conditions specific to the Internet and electronic commerce.

Additional Financing

The Company will require additional financing in order to complete its business plan of operations. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms in order to enable the Company to complete its plan of operations. The Company will not be able to continue operations if additional financing is not obtained.

Recognition of the Web Site is essential to growth of the WorldBid
Business

The Company believes that the successful marketing, development and promotion of the Web Site is critical to its success in attracting businesses and advertisers. Furthermore, the Company believes that the importance of customer awareness will increase as low barriers to entry encourage the proliferation of web sites. If the Company is unsuccessful in continuing to build strong recognition of the Web Site, then the Company may not be able to achieve revenues. The marketing and promotion efforts contemplated by the Company may not be successful in increasing business awareness of the Web Site or in enabling the Company to achieve revenues.

The Company depends on third parties for the operation of its business

The Company depends on several third parties in conducting its operations, including the following:


* the Company does not own a gateway onto the Internet, but instead relies on an Internet service provider to connect the Web Site to the Internet; and

* the Web Site depends on operating system, database, and server software that has been developed, produced by and licensed from third parties.

The Company has limited control over these third parties and has no long-term relationships with any of them. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the quality of products and services by such third parties falls below a satisfactory standard, its business could be harmed. Also, the Company's loss of or inability to maintain or obtain upgrades to certain

<Page 23>
technology licenses could result in delays in developing its systems until equivalent technology could be identified, licensed or developed, and integrated.

The Company depends on its key employees

Competition for qualified personnel in the Company's industry is intense, particularly for software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.

Risks of systems failure

Substantially all of the Company's communications hardware and computer hardware is located at a leased facility in Vancouver, British Columbia, Canada. The Company's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have fully redundant systems and has not yet completed implementing a formal disaster recovery plan. Despite the Company's implementation of network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of the Company's systems and similar disruptive problems. The Company's coverage limits on its property and business interruption insurance may not be adequate to compensate for all losses that may occur.

The Company may be unable to protect its intellectual property.

The Company's performance and ability to compete are dependent on a significant degree on its ability to protect and enforce its intellectual property rights, which include the following:

* proprietary technology;
* trade names; and
* domain names, each of which relates to the Company's brand.

The Company may not be able to protect its proprietary rights, and its inability or failure to do so could result in loss of competitive and commercial advantages that the Company holds. See "Business - Intellectual Property." Additionally, the Company may choose to litigate to protect its intellectual property rights, which could result in a significant cost of resources and money. The Company cannot assure success in any such litigation that it might undertake.

The Company may in the future receive notices from third parties claiming infringement by the Company's software, by the use of the name "WorldBid" or other aspects of the Company's business. The Company is not currently subject to any such claim that would have a material effect on the Company's business or financial condition. However, any future

<Page 24>
claim, with or without merit,
could result in significant litigation costs and diversion of resources including the attention of management which could have a material adverse effect on the Company's business, results of operations and financial condition. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

User acceptance of the WorldBid Business format is unknown

The success of the WorldBid business will depend on acceptance of the business format of the Web Site. There is no assurance that businesses will accept the format of the Web Site as an enhancement to completing trade transactions. Businesses have a variety of competing means for which to procure tenders for goods and services, both via the Internet and through traditional commercial means.

Trading of the Company's Common Stock

The Company may in the future be traded on the Nasdaq OTC Bulletin
Board.   Companies traded on the OTC Bulletin Board have
traditionally experienced extreme price and volume fluctuations. The Company's stock price may be adversely impacted by factors which are unrelated or disproportionate to the operating performance of the Company. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels.
These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Company's common stock.

<Page 25>

Item 7.  Description of Property

The Company does not own or lease any real property.

The Company's physical property consists of its computer hardware
used in connection with the Web Site.   The Company's computer
hardware consists of two Internet web server computers and eight personal computers and related peripherals.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name					Age		Office(s) Held
----                          ---         --------------

Logan Anderson			44		Director and President

Howard Thomson			52		Director, Secretary and
                                          Treasurer

Scott Wurtele			53		Consultant

Logan B. Anderson is a director of the Company and is the President of the Company. Mr. Anderson is a graduate of Otago University, New Zealand, with a Bachelor's Degree of Commerce in Accounting and Economics (1977). He is an Associated Chartered Accountant (New Zealand) and was employed by Coopers & Lybrand in New Zealand (1977-1980) and Canada (1980-1982). From 1982 to
1992, Mr. Anderson was Comptroller of Cohart Management Group, Inc., a management service company which was responsible for the management of a number of private and public companies. Mr. Anderson has been Principal and President of Amteck Financial Services Company, a financial consulting service company since 1993. Mr. Anderson has been an officer and director of a number of private and public companies in the past 12 years, including PLC Systems, Inc. and 3D-Systems Inc.

Howard Thomson is a director of the Company and is the Secretary and Treasurer of the Company. Mr. Thomson was employed from 1981 to 1998 in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker. Mr. Thomson retired from the Bank of Montreal in 1998. Mr. Thomson resided in London, England prior to joining the Bank of Montreal and was employed by the National Westminster Bank in England for 13 years. Mr. Thomson is also a director of Skinvisible, Inc., a company which has developed and is marketing an anti-bacterial skin care product and the whose common stock is traded on the OTC Bulletin Board.

<Page 26>

Scott Wurtele is a consultant to the Company. Mr. Wurtele is the President and controlling shareholder of Databoat. Mr. Wurtele founded Databoat in 1992 and has been employed as President of Databoat since 1992. Databoat is a private company which has developed an Internet boating book web site. Mr. Wurtele was responsible for the development of Databoat as an electronic
commerce company.   Specific goals accomplished by Databoat under
the direction of Mr. Wurtele include the production of a multi-media CD for boating book publications and the establishment of the Databoat web site. Prior to establishing Databoat in 1992, Mr. Wurtele was involved in construction and project management for approximately 20 years.

Terms of Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

The services of Mr. Wurtele are provided to the Company pursuant to the Management Consulting Agreement. See Item 6. "Business - Employees". The Management Consulting Agreement has a one year term expiring February 16, 2000. The term of the Management Consulting Agreement may be extended only by written agreement between Wurtele, On-Line Design and the Company.

<Page 27>

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for its first fiscal year ended April 30, 1999. The Company's first fiscal year reflects the period from date of the incorporation of the Company
on August 10, 1998 to June 30, 1999.   No other compensation was
paid or will be paid to any such officer or directors other than the cash compensation set forth below. See Item 6. "Business - Employees".

                     Summary Compensation Table

Name of Individual or	Capacities in which		Aggregate
Identity of Group		Remuneration was Received	Remuneration
---------------------   -------------------------     ------------

Logan Anderson		Director and President		NIL

Howard Thomson		Director and Secretary		$1,500
                        Treasurer

Officers and Directors	Directors and Officers		$1,500
of the Company as a
Group

<Page 28>

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of June 30, 1999, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

               Name and address    Number of Shares Percentage of
Title of class of beneficial owner of Common Stock  Common Stock(1)
-------------- ------------------- ---------------- ---------------

Common Stock	Databoat
                  International
                  Limited(2)       3,000,000        50.0%

Common Stock	Logan Anderson     450,000         7.5%
			Director,
                  President

Common Stock	Howard Thomson      50,000         0.8%
			Director,
                  Secretary
                  and Treasurer

Common Stock	All Officers
                  and Directors      500,000         8.3%
			as a Group
                  (2 persons)

(1)	Based on 6,000,000 shares of Common Stock of the Company
issued and outstanding on June 30, 1999

(2)	Databoat International Limited is the owner of 3,000,000
shares of the Company. Databoat is a private company controlled by Scott Wurtele. Scott Wurtele is the sole director of Databoat and is the President of Databoat.


Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of the Common Stock.

Options

The Company has not issued and does not have outstanding any options to purchase shares of the Common Stock. The Company anticipates approving an incentive stock option plan for its directors, officers and permitted consultants.

<Page 29>

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock


Item 11.  Interest of Management and Others in Certain
Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company in August, 1998 or in any proposed transaction to which the Company is proposed to be a party:

(A)	any director or officer of the Company;

(B)	any proposed nominee for election as a director of the
Company;

(C)	any person who beneficially owns, directly or
indirectly, shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D)	any relative or spouse of any of the foregoing persons,
or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company has acquired the WorldBid Business from Databoat pursuant to the Acquisition Agreement. The Company has issued to Databoat a total of 3,000,000 restricted shares of common stock of the Company pursuant to the Acquisition Agreement. The Company has also entered into the Management Consulting Agreement with Wurtele and On Line Design Ltd., a private Company controlled by Mr. Wurtele, whereby the services of Wurtele are provided to the Company for a one year term. The Company pays to On-Line Design a management consulting fee of $5,000 US per month in consideration for On-Line Design providing the consulting services of Wurtele. (See Item 6. Description of Business - Employees). Both Databoat, the principal shareholder of the Company, and On-Line Design are controlled by Scott Wurtele.

Databoat is a private company incorporated pursuant to the laws of the Province of British Columbia, Canada and is controlled by Mr.
Scott Wurtele.    Scott Wurtele is the sole director of Databoat
and is the President of Databoat. Scott Wurtele is the registered owner of 70.5% of the voting common shares of Databoat. Wendy Wurtele, the spouse of Scott Wurtele, is the owner of 13.1% of the voting common shares of Databoat. Daniel Wurtele, the son of Scott Wurtele and Wendy Wurtele, is the owner of 2.6% of the voting common shares of Databoat.

<Page 30>

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 100,000,000 shares of common stock, par value $0.001 per share
(the " Common Stock").   As of June 30, 1999, a total of 6,000,000
shares of Common Stock are issued and outstanding. All issued and outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election
of directors.   Holders of a majority of the voting power of the
capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

<Page 31>

                               PART II


Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

There is no present public market for the Company's Common Stock. The Company anticipates applying to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. There is no assurance that a public market will materialize.

As of the date of this registration statement, there were thirty four (34) registered shareholders in the Company.

None of the holders of the Company's Common Stock have any right to require the Company to register any shares of the Company's
Common Stock pursuant to the Securities Act of 1933 (the "1933
Act").

The Company has not declared any dividends on its Common Stock
since its inception in August, 1998.   There are no dividend
restrictions that limit the Company's ability to pay dividends on Common Stock.

Item 2.  Legal Proceedings

The Company is not currently a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its incorporation in August, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 3,000,000 common shares to Databoat International Limited at a deemed price of $0.01 per share pursuant to the Acquisition Agreement dated February 2, 1999. These shares were issued Databoat pursuant to Section 4(2)
of the 1933 Act.   Databoat is the registered and beneficial owner
or more than 10% of the Company's issued and outstanding Common Stock. The 3,000,000 shares of Common Stock issued to Databoat are "restricted" shares, as defined in the 1933 Act.

<Page 32>

The Company completed an offering of 2,000,000 shares of Common Stock to nine (9) purchasers at a price of $0.01 per share on February 15, 1999 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 700,000 shares of Common
Stock to twenty-one (21) purchasers at a price of $0.20 per share on February 17, 1999 pursuant to Rule 504 of Regulation D of the
Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 300,000 common shares to twelve (12) purchasers at a price of $1.00 per share on March 31,
1999 pursuant to Rule 504 of Regulation D of the Act.    The
offering was completed to persons known to the officers and directors of the Company.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a Company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a Company's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Company Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Company Law or (iv) such indemnification is required to be made pursuant to the By-laws.

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                                 -33-

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or
(ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

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                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the period ending April 30, 1999, including:

	(a)	Balance Sheet;

	(b)	Statement of Operations and Accumulated Deficit;

	(c)	Statement of Changes in Stockholders' Equity;

	(d)	Statement of Cash Flows;

	(e)	Notes to Financial Statements.

2. Consent of Sarna & Company, Certified Public Accountants



                             PART III

                        INDEX TO EXHIBITS


Exhibit 1:	Articles of Incorporation
Exhibit 2:	Certificate of Amendment of Articles of Incorporation
Exhibit 3:	By-Laws of the Company
Exhibit 4:	Acquisition Agreement between the Company, Databoat
            International Limited and Scott Wurtele dated February
            2, 1999
Exhibit 5:	Escrow Agreement between the Company, Cane &
            Company, LLC and Databoat International Limited dated February 15, 1999
Exhibit 6:	Management Consulting Agreement between the Company
            and On-Line Design Ltd. dated February 15, 1999

<Page 35>

                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 7, 1999


                        WORLDBID CORPORATION

			By:	/S/ Logan Anderson

                        LOGAN ANDERSON
                        Director, President and
                        Chief Executive Officer